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Exhibit 21

List of Principal Subsidiaries of MediCor Ltd.

Subsidiary	Country	State
HPL Biomedical, Inc. d/b/a Biodermis	US	Delaware
III Acquisition Corporation d/b/a PIP.America	US	Delaware
Intellectual Property International Inc.	US	Delaware
MediCor Development Company	US	Delaware
MediCor Aesthetics	US	Nevada
MediCor Management, Inc.	US	Delaware
International Integrated U.S.A. Incorporated	British Virgin Islands
Eurosilicone S.A.S.	France
ES Holdings S.A.S.	France
Biosil Limited	Isle of Man
Nagor Limited	Isle of Man
MediCor Latin America S.A. de C.V.	Mexico
Dermatological Medical Products and Specialties, S.A. de C.V.	Mexico
MediCor Services Company S.A. de C.V.	Mexico
MediCor Deutschland G.m.b.H.	Germany

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  Exhibit 21
List of Principal Subsidiaries of MediCor Ltd.